UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 944,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 944,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 944,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[1]
14	TYPE OF REPORTING PERSON OO

1

The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on December 14, 2023.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 961,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 961,867[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 961,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 488,900[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 488,900[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 488,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 488,900 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers may be deemed to beneficially own.
2	The percentages used herein are calculated based upon 7,917,865 shares of common stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

1	NAME OF REPORTING PERSON Ian McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745274100

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023, Amendment No. 10 filed on July 6, 2023, Amendment No. 11 filed on July 28, 2023, Amendment No. 12 filed on August 3, 2023, Amendment No. 13 filed on September 14, 2023 and Amendment No. 14 filed on October 23, 2023 (collectively, the “Schedule 13D”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”);

(ii)	William Heath Hawk, the managing member of Ocean Capital;

(iii)	Brent D. Rosenthal, as one of Ocean Capital’s nominees for election to the Issuer’s Board of Directors (the “Board”) for the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”);

(iv)	José R. Izquierdo II, as one of Ocean Capital’s nominees for election to the Board for the 2021 Annual Meeting (together with Mr. Rosenthal, the “2021 Nominees”);

(v)	Ethan A. Danial, as one of Ocean Capital’s nominees for election to the Board for the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”);

(vi)	Mojdeh L. Khaghan, as one of Ocean Capital’s nominees for election to the Board for the 2022 Annual Meeting (together with Mr. Danial, the “2022 Nominees”); and

(vii)	Ian McCarthy, as Ocean Capital’s nominee for election to the Board for the Issuer’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) (together with Ocean Capital, Mr. Hawk, the 2021 Nominees and the 2022 Nominees, the “Reporting Persons”).

(b)	The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907. The business address of Ms. Khaghan is 5151 Collins Ave., Miami Beach, Florida 33140. The business address of Mr. McCarthy is 1959 Loiza Street, Suite 401, San Juan, Puerto Rico 00911.

(c)	The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (v) Mr. Danial is serving as Member and Manager at RAD Investments, LLC, an investment firm; (vi) Ms. Khaghan is serving as a Principal of the Morgan Reed Group, a diversified real estate and securities investment firm; and (vii) Mr. McCarthy is serving as Head of Originations of Fairview Asset Management, LLC, an investment management services firm.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 745274100

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal, Izquierdo, Danial and McCarthy and Ms. Khaghan is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraphs:

Between November 7, 2023 and December 8, 2023, RAD Investments, LLC purchased 64,557 shares of Common Stock on the open market at an average price of $0.98 per share of Common Stock, for a total cost of $62,438.86 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On December 15, 2023, Ocean Capital sent a letter by email to the Issuer (the “2023 Notice”) providing notice of intent to nominate Mr. McCarthy for election to the Board at the 2023 Annual Meeting. A copy of the 2023 Notice will also be delivered to the Issuer on or around December 18, 2023. In connection with the submission of the 2023 Notice, Ocean Capital and Messrs. Hawk and McCarthy filed a preliminary proxy statement for the 2023 Annual Meeting with the SEC on December 18, 2023.

Mr. McCarthy’s biography is set forth below. Additional information regarding Mr. McCarthy is available in Ocean Capital’s preliminary proxy statement for the 2023 Annual Meeting.

Ian McCarthy, age 32, is a Puerto Rico-based investment professional with experience in unconventional debt restructurings and loan workouts in the commercial real estate finance space. Mr. McCarthy currently serves as the Head of Originations at Fairview Asset Management, LLC, an investment management services firm based in Puerto Rico, a position he has held since June 2020. Prior to that, Mr. McCarthy served as Director, Originations & Fundraising, at Stabilis Capital Management, LP, a New York-based investment firm, from January 2018 until May 2020. He previously worked at Ten-X, LLC, a commercial real estate trading software platform now owned by CoStar Group, Inc. (NASDAQ: CSGP), from June 2014 to December 2017 and as an analyst at Rockwood Real Estate Advisors LLC, a New York-based real estate advisory firm. Mr. McCarthy earned his B.A. in Economics from Kenyon College in 2013. Ocean Capital believes Mr. McCarthy’s extensive investment and finance experience makes him qualified to serve as a director of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,917,865 shares of Common Stock outstanding as of November 27, 2023, as disclosed in the Issuer’s Proxy Statement.

A.	Ocean Capital LLC

(a)	As of the close of business on December 18, 2023, Ocean Capital beneficially owned 944,867 shares of Common Stock.

Percentage: Approximately 11.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 944,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 944,867

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 745274100

B.	William Heath Hawk

(a)	As of the close of business on December 18, 2023, Mr. Hawk beneficially owned 961,867 shares of Common Stock.

Percentage: Approximately 12.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 961,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 961,867

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on December 18, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on December 18, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 745274100

E.	Ethan A. Danial

(a)	As of the close of business on December 18, 2023, Mr. Danial beneficially owned 488,900 shares of Common Stock.

Percentage: Approximately 6.2%

(b)	1.	Sole power to vote or direct vote: 0

	2.	Shared power to vote or direct vote: 488,900

	3.	Sole power to dispose or direct the disposition: 0

	4.	Shared power to dispose or direct the disposition: 488,900

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mojdeh L. Khaghan

(a)	As of the close of business on December 18, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Ian McCarthy

	(a)	As of the close of business on December 18, 2023, Mr. McCarthy beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

	(b)	1.	Sole power to vote or direct vote: 0

		2.	Shared power to vote or direct vote: 0

		3.	Sole power to dispose or direct the disposition: 0

		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the shares of Common Stock by Mr. McCarthy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 944,867 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 488,900 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

CUSIP No. 745274100

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

On November 15, 2021, Ocean Capital, Mr. Hawk and the 2021 Nominees executed a Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.

On November 4, 2022, Ocean Capital, Mr. Hawk, the 2021 Nominees and the 2022 Nominees executed an amended and restated the Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.

On December 18, 2023, the Reporting Persons executed a second amended and restated Joint Filing and Solicitation Agreement (as amended and restated, the “Second Amended and Restated Joint Filing and Solicitation Agreement”) with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit I. Other than the Second Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented with the following exhibit:

Exhibit I: Second Amended and Restated Joint Filing and Solicitation Agreement, dated December 18, 2023.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy

[Signature Page to Schedule 13D/A – PRITF I]

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

OCEAN CAPITAL LLC

None.

WILLIAM HEATH HAWK

None.

BRENT D. ROSENTHAL

None.

JOSÉ R. IZQUIERDO II

None.

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Transaction
Purchase of Common Stock	11,567	*	0.9950	12/8/2023
Purchase of Common Stock	5,683	*	0.9958	12/8/2023
Purchase of Common Stock	4,296	*	0.9810	11/30/2023
Purchase of Common Stock	15,951	*	0.9603	11/27/2023
Purchase of Common Stock	27,060	*	0.9512	11/7/2023

*	Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

MOJDEH L. KHAGHAN

None.

IAN MCCARTHY

None.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

Exhibit I

SECOND AMENDED AND RESTATED JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Puerto Rico Residents Tax-Free Fund, Inc., a Puerto Rico corporation (the “Fund”);

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”), William Heath Hawk, Brent D. Rosenthal and José R. Izquierdo II are parties to a Joint Filing and Solicitation Agreement dated November 15, 2021 (the “Original Agreement”), pursuant to which, among other things, the parties agreed to form a group for the purpose of soliciting proxies for Ocean Capital’s nominees and proposal with respect to the Fund’s 2021 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2021 Annual Meeting”);

WHEREAS, Ocean Capital LLC, William Heath Hawk, Brent D. Rosenthal, José R. Izquierdo II, Ethan A. Danial and Mojdeh L. Khaghan are parties to an Amended and Restated Joint Filing and Solicitation Agreement dated November 4, 2022 (the “Existing Agreement”), which amended and restated the Original Agreement, and pursuant to which, among other things, the parties agreed to form a new group for the purpose of soliciting proxies for Ocean Capital’s nominees and proposals with respect to the 2021 Annual Meeting and the Fund’s 2022 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2022 Annual Meeting”); provided, however, that (i) Messrs. Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2021 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2022 Annual Meeting, and (ii) Mr. Danial and Ms. Khaghan, as Ocean Capital’s nominees for the 2022 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2021 Annual Meeting;

WHEREAS, when the 2021 Annual Meeting was last reconvened on March 17, 2022, a quorum was present and, as Ocean Capital’s nominees for the 2021 Annual Meeting, Messrs. Rosenthal and Izquierdo received a plurality of the votes cast;

WHEREAS, when the 2022 Annual Meeting was last reconvened on June 1, 2023, a quorum was present and, as Ocean Capital’s nominees for the 2022 Annual Meeting, Mr. Danial and Ms. Khaghan received a plurality of the votes cast;

WHEREAS, the Fund has refused to recognize the valid election of Messrs. Rosenthal and Izquierdo at the 2021 Annual Meeting and the valid election of Mr. Danial and Ms. Khaghan at the 2022 Annual Meeting;

WHEREAS, Ocean Capital has notified the Fund of its intent to, among other things, nominate Ian McCarthy for election as director at the Fund’s 2023 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2023 Annual Meeting”);

WHEREAS, Ocean Capital, William Heath Hawk, Brent D. Rosenthal, José R. Izquierdo II, Ethan A. Danial, Mojdeh L. Khaghan and Ian McCarthy wish to form a new group (collectively, the “Group”) for the purpose of seeking representation on the Fund’s Board of Directors (the “Board”) at the 2021 Annual Meeting, the 2022 Annual Meeting and the 2023 Annual Meeting and for the purpose of taking all other action necessary to achieve the foregoing;

WHEREAS, it is the parties’ intention that (i) Messrs. Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2021 Annual Meeting, not be treated as “participants” (as such term is used in Instruction 3 to Item 4 of the Schedule 14A) in Ocean Capital’s solicitation of proxies for the 2022 Annual Meeting or the 2023 Annual Meeting, (ii) Mr. Danial and Ms. Khaghan, as Ocean Capital’s nominees for the 2022 Annual Meeting, not be treated as “participants” in Ocean Capital’s solicitation of proxies for the 2021 Annual Meeting or the 2023 Annual Meeting, and (iii) Mr. McCarthy, as Ocean Capital’s nominee for the 2023 Annual Meeting, not be treated as a “participant” in Ocean Capital’s solicitation of proxies for the 2021 Annual Meeting or the 2022 Annual Meeting; and

WHEREAS, in connection with the formation of the Group, the undersigned desire to amend and restate the Existing Agreement as set forth herein.

NOW, IT IS AGREED, this 18th day of December 2023 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) seeking the enforcement of the results of the 2021 Annual Meeting and the 2022 Annual Meeting, (ii) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by Ocean Capital to the Board at the 2023 Annual Meeting, (iii) taking such other actions as the parties deem advisable and (iv) taking all other action necessary or advisable to achieve the foregoing; provided, however, that (x) Messrs. Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2021 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2022 Annual Meeting or the 2023 Annual Meeting, (y) Mr. Danial and Ms. Khaghan, as Ocean Capital’s nominees for the 2022 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2021 Annual Meeting or the 2023 Annual Meeting, and (z) Mr. McCarthy, as Ocean Capital’s nominee for the 2023 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2021 Annual Meeting or the 2022 Annual Meeting.

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group’s activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth herein (collectively, “Communications”) shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of the Fund, as he or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capital shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

/s/ Ian McCarthy
Ian McCarthy